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                                                                  Exhibit 3

                               PRESS RELEASE


September 26, 1995. Paris, France.

SCOR S.A. announced today that it intends to propose to the Board of Directors of SCOR U.S. Corporation (NYSE:SUR) that SCOR U.S. Corporation become a wholly owned subsidiary of SCOR S.A. in a transaction in which the public shareholders of SCOR U.S. Corporation would receive $14 per share in cash. If such a transaction is completed, holders of the 5 1/4% Convertible Subordinated Debentures due April 1, 2000 of SCOR U.S. Corporation would have the right to require SCOR U.S. Corporation to repurchase such Convertible Debentures at a price equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the repurchase date.

SCOR S.A. currently owns approximately 80% of the outstanding shares of common stock of SCOR U.S. Corporation. Approximately 3,616,864 shares of the SCOR U.S. Corporation's common stock are owned by the public.

SCOR U.S. Corporation, through its direct and indirect subsidiaries, SCOR Reinsurance Company, General Security Insurance Company, The Unity Fire and General Insurance Company and General Security Indemnity Company, provides property and casualty insurance and reinsurance. SCOR U.S. Corporation, a Delaware corporation, is headquartered in New York and operates throughout the United States with SCOR Reinsurance Company facultative branches in Chicago, Dallas, Hartford, New York City and San Francisco.

SCOR S.A., a French Company, operates principally as a reinsurance company. Together with its subsidiaries, it ranks as the largest professional reinsurer in France and among the largest in the world.


Sept. 26, 1995


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